Filing under Rule 425
---------------------

Filer: Burlington Northern Santa Fe Corporation
Companies that are subject to the filing:
        Canadian National Railway Company
        North American Railways, Inc.
Registration Statement No. 333-94397

[BNSF LOGO]     Robert D. Krebs                 Burlington Northern Santa Fe
                Chairman and Chief Executive    Corporation
                Officer                         2650 Lou Menk Drive
                                                2nd Floor
                                                Fort Worth, TX 76131-2830



                                                                 March 23, 2000

Dear Fellow Shareholder:

   I am writing to give you an update on our proposed combination with Canadian National Railway Company (CN) in light of recent actions by the U.S. Surface Transportation Board (STB). Earlier this month in my letter to you, I indicated that Paul Tellier, CN's CEO, and I would be testifying on March 7 at a four-day hearing held by the STB to discuss the impact of future rail consolidations on the present and future structure of our industry.

   In my testimony before the STB, I urged them to protect competition, not competitors, in accepting proposals for future railroad combinations. I also pointed out that the Burlington Northern and Santa Fe merger has delivered the substantial benefits that were promised to shippers, unlike recent mergers which have caused shippers to feel shortchanged. Our shippers, employees and owners have clearly benefited from the BNSF transaction in every category of safety, business growth, customer service, transportation value, efficiencies, employment security, expanded capacity, investment in equipment, and financial performance.

   At the end of the four-day hearing, Paul and I issued a statement, which in part said: "We are committed to service guarantees and we will continue to explore with shippers ways to inject greater competition into the industry, in addition to keeping all efficient gateways open. We also will include in our application a dispute-resolution process for shippers who are less than satisfied with our service as part of the required STB post-combination oversight process. In addition, our application will demonstrate how we will preserve and enhance competition both on the North American Railway network and off line, and where we have heard expressions of concern."

   On Friday afternoon, March 17, one week after the hearings concluded and three days prior to when we could first file our application with the STB, the STB imposed a 15-month moratorium on all proposed rail consolidations. Perhaps you have already read about this in your local newspaper, but I wanted to share with you what I said in a news release following the STB's announcement. Attached to this letter is that news release.

   Late on March 17, we filed with the U.S. Court of Appeals for the District of Columbia Circuit, as did CN, a petition for review of the STB's order. We believe that the STB decision is unlawful, arbitrary and capricious, and that the STB lacks statutory authority to impose such a moratorium.

   As a result of the STB's order, we have not established a date for our special shareholders meeting to vote on our combination with CN. We have scheduled our Annual Meeting of Shareholders for 2:00 p.m. on April 19, 2000 in Fort Worth. We have also included with this letter a copy of our 1999 Annual Report to Shareholders, our proxy statement for the 2000 Annual Meeting and your proxy card for completion and signing.

   I appreciate your support and commitment to the success of BNSF, and I will keep you updated on our progress toward combining with CN.

                                          Sincerely,
                                          /s/ Robert D. Krebs
                                          Robert D. Krebs
                                          Chairman and Chief Executive Officer

    North American Railways, Inc., and CN have filed a registration statement on Form F-4/S-4 with the SEC in connection with the securities to be issued in the combination. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by BNSF, CN and North American Railways Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under SEC Rule 14a-12.

        [BNSF LOGO]                                     NEWS

Contact:  Richard Russack                           FOR IMMEDIATE RELEASE
          (817) 352-6425


           BNSF's Krebs Says STB Moratorium Will Prevent BNSF and CN
                   - Rail Industry's Best Service Providers -
                    From Giving Shippers Even Better Service

     FORT WORTH, Texas, March 17, 2000 -- Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) Chairman and Chief Executive Officer Robert D. Krebs said, in response to today's Surface Transportation Board announcement, that, "We are extremely disappointed with the STB's decision to impose a 15-month moratorium on proposed rail consolidations. We have reviewed the decision, and while Chairwoman Linda Morgan's action may be well-intentioned, as it stands, it has the effect of denying our proposed combination with Canadian National Railway Company (CN) before receiving our application and giving it a proper review."

     Krebs pointed out that, "If the STB decision survives judicial review, the result of the STB's decision is to penalize BNSF and CN, the two major North American railroads who are taking care of their customers, because of the failures of other railroads whose mergers have resulted in debilitating and costly service failures for shippers."

     During the four-day hearing held last week by the STB to consider the future structure of the rail industry, Krebs said, "There was no clear consensus for imposing a moratorium. In fact, there was significant support from the Secretary of Transportation, shipper associations such as the National Industrial Transportation League, numerous individual shippers, short line railroads and municipalities for BNSF and CN to file their common control application without delay."

     Krebs indicated that "BNSF will thoroughly review today's decision to determine what appropriate legal action we can take. If Chairwoman Morgan's radical decision stands, the effect would be something unheard of in any industry: For a period of 15 months, industry participants will be denied the opportunity to realize service and efficiency improvements that a carefully conceived and well executed combination can provide shippers, shareholders, employees and the public."

                                   -  more -

BNSF's Krebs Says STB Denies/Page Two

     Krebs said that "Over the past four years, BNSF has spent about $9.5 billion to improve its network, locomotive and car fleet, and to build and expand terminals and intermodal facilities. These investments have enabled BNSF to provide customers with on-time service year-to-date in the 94 percent range --- the best rail transportation service I've seen in my 34 years in the industry. We believe a combination with CN is the next step to providing our customers with even better service and our owners with better financial performance.

     "It is hard to believe that a federal agency can change the rules and deny us a forum, established by law, to have our case heard. Based on all existing criteria for approving rail mergers, our proposed combination passes with flying colors. We have indicated that we are prepared to raise the bar ourselves to ensure that there is no service disruption and that greater competition is injected into the industry," Krebs noted.

     Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, headquartered in Fort Worth, Texas, BNSF operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces.

     North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by
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BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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